FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Number and Exercise Price of Stock Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 5, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Finalizes Number and Exercise Price of Stock Options

Tokyo, August 5, 2009—Nomura Holdings, Inc. (the “Company”) today announced that it has finalized the number and the exercise price of stock acquisition rights to be issued as stock options based on a resolution of its Executive Management Board held on July 17, 2009, as outlined below.

		Stock Acquisition Rights No. 31	Stock Acquisition Rights No. 32
1.	Total Number of Stock Acquisition Rights to be Issued	1,760	24,090

2.	Grantees	Total of 33 directors, executive managing directors, senior managing directors, and employees of the Company	Total of 1,007 directors, executive managing directors, senior managing directors, and employees of subsidiaries of the Company

3.	Shares of Common Stock Under Stock Acquisition Rights	176,000 shares	2,409,000 shares

4.	Value of Assets Financed upon the Exercise of the Stock Acquisition Rights

82,400 yen per Stock Acquisition Right

824 yen per share

(Equal to the product of (i) the closing price of the common stock of the Company on the Tokyo Stock Exchange on the grant date (August 5, 2009) and (ii) 1.05 (any fraction of less than one (1) yen resulting from the calculation shall be rounded up to the nearest yen))

5.	Total Value of Common Stock to be Granted (issue of new stocks or transfer of treasury stocks) Upon Exercise of Stock Acquisition Rights (issue of new shares or transfer of treasury shares)	145,024,000 yen	1,985,016,000 yen

Reference Dates

1.	Resolution by Board of Directors for submission of the proposal to the Annual Meeting of Shareholders was made on May 15, 2009.

2.	Resolution of the Annual Meeting of Shareholders was made on June 25, 2009

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.